                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. ) 1



                              REGEN BIOLOGICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   04268Q-101
                                 (CUSIP Number)

                                  DAVID S. WISE
                              CENTERPULSE USA INC.
                          12 GREENWAY PLAZA, SUITE 1000
                              HOUSTON, TEXAS 77046
                                 (713) 561-6365
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 21, 2002
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. o

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEEss.240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 9 Pages)

-----------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

----------------------                               ----------------------
CUSIP NO.  04268Q-101                     13D         PAGE 2 OF 9 PAGES
----------------------                               ----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CENTERPULSE USA HOLDING CO.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            26,191,788
  REPORTING      ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,288,939
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     7,288,939(1), 26,191,788(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%(1), 53.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) Represents number and percentage of shares Centerpulse USA Holding Co. beneficially owns irrespective of membership in a group. Includes 808,910 shares of common stock, 5,181,108 shares of convertible preferred stock on an as-converted basis, and 1,207,139 shares of preferred stock issuable upon exercise of vested warrants.

(2) Represents aggregate number and percentage of shares beneficially owned by the group, of which Centerpulse USA Holding Co. is a member pursuant to the terms of the Stockholders' Agreement, discussed further below.

----------------------                               ----------------------
CUSIP NO.  04268Q-101                     13D          PAGE 3 OF 9 PAGES
----------------------                               ----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CENTERPULSE LTD.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SWITZERLAND

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            26,191,788
  REPORTING      ---------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,288,939
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     7,288,939(1), 26,191,788(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%(1), 53.0%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO HC
--------------------------------------------------------------------------------


(1) Represents number and percentage of shares Centerpulse USA Holding Co. beneficially owns irrespective of membership in a group. Includes 808,910 shares of common stock, 5,181,108 shares of convertible preferred stock on an as-converted basis, and 1,207,139 shares of preferred stock issuable upon exercise of vested warrants.

(2) Represents aggregate number and percentage of shares beneficially owned by the group, of which Centerpulse USA Holding Co. is a member pursuant to the terms of the Stockholders' Agreement, discussed further below.

ITEM 1. SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of ReGen Biologics, Inc., a Delaware corporation (the "Issuer"), formerly named Aros Corporation, whose principal executive offices are located at 1290 Bay Dale Drive, PMB 351, Arnold, Maryland 21012.

ITEM 2. IDENTITY AND BACKGROUND.

      Centerpulse USA Holding Co. (formerly Sulzer Medica USA Holding Co.) is a wholly owned subsidiary of Centerpulse Ltd. (formerly Sulzer Medica Ltd).

      (a) - (c) Addendum A, attached to this Schedule 13D and incorporated by reference herein, sets forth the additional information required by Item 2 with respect to Centerpulse USA Holding Co., a Texas corporation, and Centerpulse Ltd. a company organized under the laws of Switzerland, and their respective directors and executive officers.

      (d) During the last five years, Centerpulse Ltd. and Centerpulse USA Holding Co. have not and, to the best knowledge of such reporting persons, no person named on Addendum A has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

      (e) During the last five years, Centerpulse Ltd. and Centerpulse USA Holding Co. have not and, to the best knowledge of such reporting persons, no person named on Addendum A has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Centerpulse USA Holding Co. is a Texas corporation; Centerpulse Ltd. is a company organized under the laws of Switzerland. Except as otherwise indicated, Each of the persons named in Addendum A is a citizen and resident of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to a Series D Stock Purchase Agreement dated February 16, 1996, Centerpulse USA Holding Co. acquired 931,035 shares of Series D Convertible Preferred Stock of ReGen Biologics, Inc., a Delaware corporation ("ReGen"), for cash of $6,750,003. Pursuant to a Series F Preferred Stock and Warrant Purchase Agreement dated November 30, 1998, Centerpulse USA Holding Co. acquired 453,310 shares of Series F Convertible Preferred Stock and a warrant to purchase up to a maximum of 449,888 shares of Series C Convertible Preferred Stock of ReGen at $4.50 per share for cash in the amount of $3,957,396. In conjunction with a Credit Agreement ReGen entered into with Centerpulse USA Holding Co. dated as of March 14, 2000, Centerpulse USA Holding Co. acquired warrants to purchase 150,000 shares of common stock of ReGen at $4.50 per share. On June 21, 2002, Centerpulse USA Holding Co. acquired 533,418 shares of Series G Convertible Preferred Stock of ReGen for $1.2321 per share and warrants to purchase 133,354 shares of common stock of ReGen for $1.2321 per share. Centerpulse USA Holding Co. received the securities to which this Schedule 13D relates in connection with that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 21, 2002, by and among Aros Corporation ("Aros"), Aros Acquisition Corp., a wholly owned subsidiary of Aros Corporation, and ReGen, pursuant to which ReGen became a wholly owned subsidiary of Aros

(the "Merger"). As consideration for the Merger, the holders of all of ReGen's issued and outstanding capital stock exchanged their shares for shares of capital stock of Aros. In addition, Aros agreed to assume all stock option and warrant obligations of ReGen in connection with the Merger. Specifically, each share of ReGen common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 2.7495 shares of Aros common stock; each share of ReGen's Series A through F preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 0.0663 shares of Aros common stock, plus 2.6832 shares of Aros Series B convertible preferred stock, par value $0.01 per share; and each share of ReGen's Series G preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 2.7495 shares of Aros Series A convertible preferred stock, par value $0.01 per share.

      In connection with the Merger, Dr. Steadman, Allen & Company Incorporated, Sanderling Venture Partners IV Co-Investment Fund, L.P., Sanderling IV Biomedical Co-Investment Fund, L.P., Sanderling IV Venture Management, Sanderling Venture Partners V Co-Investment Fund, L.P., Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Ventures Management, Sanderling Venture Partners II, L.P., Sanderling Ventures Limited, L.P. and Centerpulse USA Holding Co., all former stockholders of ReGen, entered into a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of June 21, 2002, whereby the parties to the Stockholders' Agreement agreed to vote all of their shares of capital stock of Aros in favor of certain corporate actions, including but not limited to maintaining the Aros board of directors at seven (7) members, electing certain individuals to the Aros board, amending the Aros certificate of incorporation to increase the number of authorized shares of common stock of Aros and amending the Aros' by-laws. References to and descriptions of the Merger Agreement and Stockholders' Agreement as set forth in this Item 3 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 3.

      On November 12, 2002, Aros filed a Certificate of Ownership and Merger to change its name from Aros Corporation to ReGen Biologics, Inc.

      On December 23, 2002, Allen & Company Incorporated filed a Form 4 reporting the sale of 50,000 shares of the Issuer's common stock on November 26, 2002 and the sale of 25,000 shares of the Issuer's common stock on November 27, 2002. Allen & Company Inc. also reported that effective November 26, 2002, it was no longer a party to the Stockholders' Agreement and that it was not a member of a Section 13(d) group that owns more than 10% of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

      (a) - (j) The information set forth or incorporated by reference in Item 3 above is hereby incorporated herein by reference.

      Pursuant to the Stockholders' Agreement, the parties thereto have agreed to vote all of their shares of common stock, Series A preferred stock and/or Series B preferred stock of Aros then owned, as well as any shares of capital stock of Aros acquired after the date of the Stockholders' Agreement, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, in favor of the following:

            1. The authorized number of directors on Aros' board of directors shall be maintained at seven (7) members;

            2. The following persons shall be elected to Aros' board of directors:

                a. The then-current Chief Executive Officer of Aros, who shall initially be Gerald E. Bisbee, Jr.;

                b. Two (2) designees of Sanderling Ventures, one of whom shall initially be Dr. Robert G. McNeil;

                c. One (1) designee of Centerpulse USA Holding Co., who shall initially be Richard Fritschi;

                d. One (1) designee of a majority of the members of the board of directors of Aros immediately prior to the effective time of the Merger, who shall initially be Alan W. Baldwin; and

                e. Two (2) designees of a majority of the foregoing members of the board of directors of Aros, one of whom shall initially be Dr. J. Richard Steadman;

            3. An amendment to Aros's certificate of incorporation to increase the number of shares of Aros' authorized common stock by an amount sufficient for issuance upon conversion or exercise of the Aros Series A preferred stock, the Aros Series B preferred stock and the ReGen options and warrants assumed by Aros;

            4. The amendment of Aros' bylaws to provide for the governance of Aros as contemplated by the Stockholders' Agreement and the Merger Agreement;

            5.  A reverse stock split;

            6. An increase in the number, as of the date of the Stockholders' Agreement, of shares available for issuance pursuant to options issued under the Issuer's Employee Stock Option Plan by 3.0 million shares; and

            7. A change in the name of Aros and an accompanying ticker symbol change, both as determined by the board of directors of Aros subsequent to the effective time of the Merger.

      In addition, the parties to the Stockholders' Agreement agreed to vote or consent (or cause to be voted or consented), in person or by proxy, all shares and any other voting securities of the Issuer (whenever acquired) that are beneficially owned or held of record by such party or as to which such party has, directly or indirectly, the right to vote or direct the voting, (i) against any amendment or change to the certificate of incorporation or bylaws of the Issuer providing for the election of less than seven (7) directors, or any other amendment or change to the certificate of incorporation or bylaws inconsistent with the terms of the Stockholders' Agreement, or (ii) in favor of any amendment or change to the certificate of incorporation or bylaws necessary to be made to render such certificate of incorporation or bylaws consistent with the terms of the Stockholders' Agreement.

      On November 12, 2002, Aros filed a Certificate of Ownership and Merger to change its name from Aros Corporation to ReGen Biologics, Inc.

      References to and descriptions of the Merger Agreement and Stockholders' Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Aggregate number of shares of common stock beneficially owned by:

Centerpulse USA Holding Co. (directly)                 808,190
Centerpulse USA Holding Co. (indirectly)               6,480,749
Centerpulse Ltd. (indirectly)                          7,288,939

Percentage of shares of common stock beneficially owned by:
Centerpulse USA Holding Co. (directly)                 14.8%
Centerpulse Ltd. (indirectly)                          14.8%

Sole power to vote or direct the vote:
Centerpulse USA Holding Co. (directly)                 None
Centerpulse USA Holding Co. (indirectly)               None
Centerpulse Ltd. (indirectly)                          None

Shared power to vote or direct the vote:
Centerpulse USA Holding Co. (directly)                 808,190
Centerpulse USA Holding Co. (indirectly)               6,480,749
Centerpulse Ltd. (indirectly)                          7,288,939

Sole power to dispose or direct the disposition of:
Centerpulse USA Holding Co. (directly)                 None
Centerpulse USA Holding Co. (indirectly)               None
Centerpulse Ltd. (indirectly)                          None

Shared power to dispose or direct the disposition of:
Centerpulse USA Holding Co. (directly)                 808,190
Centerpulse USA Holding Co. (indirectly)               6,480,749
Centerpulse Ltd. (indirectly)                          7,288,939

      The number of shares of common stock and options and warrants to purchase common stock of the Issuer covered by the Stockholders' Agreement is 26,191,788, representing approximately 53.0% of the voting power of shares of common stock of the Issuer on August 28, 2002.

                                                                                                         SOLE
                                                                       NUMBER OF       PERCENTAGE       VOTING      SHARED VOTING
              NAME                                                      SHARES          OF CLASS        POWER           POWER
            --------                                                  -----------      -----------     ---------    --------------
J. Richard Steadman                                                    2,759,969          5.58%            0          2,759,969
Sanderling Venture Partners IV Co-Investment Fund, L.P.                1,784,574          3.61%            0          1,784,574
Sanderling IV Biomedical Co-Investment Fund, L.P.                        481,836          0.98%            0            481,836
Sanderling IV Venture Management                                               0             0%            0                  0
Sanderling Venture Partners V Co-Investment Fund, L.P.                 5,101,815         10.32%            0          5,101,815
Sanderling V Biomedical Co-Investment Fund, L.P.                       3,093,053          6.26%            0          3,093,053
Sanderling V Limited Partnership                                         834,270          1.69%            0            834,270
Sanderling V Ventures Management                                         343,830          0.70%            0            343,830
Sanderling V Beteiligungs GmbH & Co. KG                                  704,530          1.43%            0            704,530
Centerpulse USA Holding Co. (formerly Sulzer USA Holding Co.)          7,288,939         14.75%            0          7,288,939
Sanderling Venture Partners II, L.P.                                   2,399,224          4.85%            0          2,399,224
Sanderling Ventures Limited L.P.                                       1,399,748          2.83%            0          1,399,748
Total:                                                                26,191,788         53.00%            0         26,191,788


      By virtue of the Stockholders' Agreement, Centerpulse USA Holding Co. may be deemed to be a member of a group with the other parties thereto and share voting power with such parties with respect to the shares covered by the Stockholders' Agreement. Centerpulse USA Holding Co. retains shared power with Centerpulse Ltd. to dispose of or direct the disposition of all shares held by it.

      To the best knowledge of Centerpulse USA Holding Co. and Centerpulse Ltd., each of the other parties to the Stockholders' Agreement retains sole power to dispose of or direct the disposition of all shares held by such party.

      (c) To the best knowledge of Centerpulse USA Holding Co. and Centerpulse Ltd., there have not been any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d- 191), whichever is less, by the persons named in response to paragraph (a).

      (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      As a condition to the merger of ReGen Biologics, Inc. and Aros Acquisition Corp., certain stockholders of the issuer entered into to a Stockholders' Agreement dated June 21, 2002 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, Centerpulse USA Holding Co. agreed to vote or consent the voting securities of the Issuer for the Board of Director designees listed therein. The Stockholders' Agreement is filed as Exhibit 3 to this Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are attached to this Schedule 13D:

          Exhibit    Description

            1.       Agreement for Joint Filing.

            2. Agreement and Plan of Merger, dated as of June 7, 2002, by and among ReGen Biologics, Inc., Aros Corporation, and Aros Acquisition Corp. (incorporated by reference to Exhibit 2.1 of Aros Corporation's Quarterly Report on Form 10-Q filed with the SEC on August 15, 2002).

            3. Stockholders' Agreement, dated as of June 21, 2002, by and among the several stockholders named therein.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                  March 24, 2003



                                  CENTERPULSE USA HOLDING CO.

                                  By: /s/ DAVID S. WISE
                                      --------------------------------------
                                  Name:   DAVID S. WISE
                                       -------------------------------------
                                  Title:  SECRETARY
                                        ------------------------------------


                                  CENTERPULSE LTD.

                                  By: /s/ CHRISTIAN STAMBACH
                                     ----------------------------------------
                                  Name:   CHRISTIAN STAMBACH
                                       --------------------------------------
                                  Title:  GROUP VICE PRESIDENT--LEGAL & RISK
                                        -------------------------------------

                                  By: /s/ URS KAMBER
                                      -------------------------------------
                                  Name:   URS KAMBER
                                       ------------------------------------
                                  Title:  CHIEF FINANCIAL OFFICER
                                        -----------------------------------

                                   ADDENDUM A


Additional information required by Item 2.

CENTERPULSE USA HOLDING CO.

      The principal business address of Centerpulse USA Holding Co., a Texas corporation, is Twelve Greenway Plaza, Suite 1000, Houston, Texas 77046. Its principal business is medical device manufacturing. Centerpulse USA Holding Co. is a wholly owned subsidiary of Centerpulse Ltd. The sole director of Centerpulse USA Holding Co. is employed by Centerpulse Management Ltd., a wholly-owned subsidiary of Centerpulse Ltd. The principal business address of each executive officer and director of Centerpulse USA Holding Co. is Centerpulse USA Holding Co., Twelve Greenway Plaza, Suite 1000, Houston, Texas 77046. The executive officers and directors of Centerpulse USA Holding Co. are listed below:

DIRECTORS:

      Christian Stambach

EXECUTIVE OFFICERS:

      Christian Stambach                  President
      Jim Kane                            Vice President
      Richard J. May                      Treasurer
      David S. Wise                       Secretary

CENTERPULSE LTD.

      The principal business address of Centerpulse Ltd., a company organized under the laws of Switzerland, is Centerpulse Ltd., Andreastrasse 15, CH-8050 Zurich, Switzerland. Its principal business medical device manufacturing. The principal business address of each executive officer of Centerpulse Ltd. is Centerpulse Ltd., Andreastrasse 15, CH-8050 Zurich, Switzerland. The executive officers of Centerpulse Ltd. are listed below:

EXECUTIVE OFFICERS

      Max Link                Chairman and Chief Executive Officer

      Urs Kamber              Chief Financial Officer

      Christian Stambach      Chief Legal Counsel, Head Group Risk
                              Management, and General Secretary

      Beatrice Tschanz        Group Vice President, Corporate Communications

      Mattias Molleney        Group Vice President, Human Resources

      David K. Floyd          President Orthopedics Division USA

      Richard Fritschi        President Orthopedics Division
                              Europe/Asia/Latin America

      Mike McCormick          President Spine-Tech Division USA

      Dr. Thomas Zehnder      President Spine-Tech Global Coordination
                              & Biologics

      Steven E. Hanson        President Dental Division

      Hans Rudolf Schuerch    President Centerpulse Orthopedics Japan

      David S. Wise           Group Vice President and General Counsel,
                              Centerpulse USA Inc. and Authorized
                              Representative in the USA, Centerpulse Ltd.

DIRECTORS

      The following table sets forth the name of each director, his principal occupation or employment and the name, principal business and address of the corporation or organization in which such employment is conducted.


                               OCCUPATION, CORPORATION OR                 PRINCIPAL BUSINESS
                               ORGANIZATION AND RESIDENCE                        OF
       NAME                       OR BUSINESS ADDRESS                 CORPORATION OR ORGANIZATION


Rene Braginsky                Director                                Medical device manufacturing
                              InCentive Asset Management AG
                              Todistrasse 36
                              8002 Zurich
                              Switzerland

Steffen Gay                   Professor                                Research
                              Clinic of Rheumatology
                              University Hospital
                              Gloriastrasse 25.
                              8091 Zurich
                              Switzerland

Max Link                      Chief Executive Officer                  Medical device manufacturing
                              Centerpulse Ltd.
                              Andreastrasse 15
                              8050 Zurich
                              Switzerland

Larry L. Mathis               Retired Chief Executive Officer          Hospital/health care
                              The Methodist Health Care System
                              3037 Reba Drive
                              Houston, TX 77019

Johannes R. Randegger         Managing Director                        Consulting
                              Randegger Beratung
                              Brohegasse 45
                              4126 Bettingen
                              Switzerland